Mail Stop 3561

April 12, 2010

Mark B. Cox
Executive Vice President and Chief Financial Officer
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027

> **Re:** **Delek US Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 9, 2009**
> **File No. 1-32868**

Dear Mr. Cox:

We have completed our review of your annual report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director